Exhibit 2

WPP plc	29 May 2013

Convertible Bond – Block Listing Application

Application has been made to the Financial Conduct Authority and the London Stock Exchange for a block listing of 76,530,612 ordinary shares of 10 pence each in the share capital of the Company. This block listing relates to the ordinary shares which may be allotted from time to time pursuant to the exercise of conversion rights in accordance with the £450 million 5.75% convertible bonds due May 2014.

Such ordinary shares will, on (or as soon as possible after) the issue or transfer and delivery thereof, trade on the London Stock Exchange and be admitted to the Official List and will, from registration thereof in the name of the relevant converting bondholder, rank equally with the existing ordinary shares of the Company.

For further information please contact:

Feona McEwan, WPP 44-20 7408 2204

www.wpp.com